Exhibit 99.1

12 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 11 November 2004 it purchased for cancellation 12,500 Ordinary Shares of 1/3p each at an average price of 176p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

12 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 11 November 2004 it purchased for cancellation 5,000 Ordinary Shares of 1/3p each at an average price of 176p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

15 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 15 November 2004 it purchased for cancellation 15,000 Ordinary Shares of 1/3p each at an average price of 176.08p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

18 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 17 November 2004 it purchased for cancellation 37,656 Ordinary Shares of 1/3p each at an average price of 170.75p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

19 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 18 November 2004 it purchased for cancellation 75,468 Ordinary Shares of 1/3p each at an average price of 168.3p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

22 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 19 November 2004 it purchased for cancellation 56,000 Ordinary Shares of 1/3p each at an average price of 162.6p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

23 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 22 November 2004 it purchased for cancellation 29,216 Ordinary Shares of 1/3p each at an average price of 159.7p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

24 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 23 November 2004 it purchased for cancellation 52,977 Ordinary Shares of 1/3p each at an average price of 158.3p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

25 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 24 November 2004 it purchased for cancellation 40,000 Ordinary Shares of 1/3p each at an average price of 152.4p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

25 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 24 November 2004 it purchased for cancellation 5,000 Ordinary Shares of 1/3p each at an average price of 154.6p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

26 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 25 November 2004 it purchased for cancellation 40,000 Ordinary Shares of 1/3p each at an average price of 149.3p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

29 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 26 November 2004 it purchased for cancellation 15,000 Ordinary Shares of 1/3p each at an average price of 152p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

30 November 2004

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 29 November 2004 it purchased for cancellation 18,850 Ordinary Shares of 1/3p each at an average price of 153.07p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com